File No. 70-8949



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM U-1

                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935

                               GULF POWER COMPANY
                              500 Bayfront Parkway
                            Pensacola, Florida 32501

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

 (Name of top registered holding company parent of each applicant or declarant)

                                 Warren E. Tate
                             Secretary and Treasurer
                               Gulf Power Company
                              500 Bayfront Parkway
                            Pensacola, Florida 32501

                   (Names and addresses of agents for service)

The Commission is requested to mail signed copies of all orders, notices and communications to the above agents for service and to:

     W. L. Westbrook                               John D. McLanahan, Esq.
 Financial Vice President                           Troutman Sanders LLP
   The Southern Company                          600 Peachtree Street, N.E.
270 Peachtree Street, N.W.                               Suite 5200
  Atlanta, Georgia 30303                         Atlanta, Georgia 30308-2216



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3


                              INFORMATION REQUIRED

Item 3.        Applicable Statutory Provisions.
               Item 3 is hereby amended by adding thereto the following:
               "Rule 54 Analysis: The proposed transaction is also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.
               The Southern Company ("Southern") currently meets all of the conditions of Rule 53(a), except for clause (1). At March 31, 1997, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs is approximately $2.481 billion, or about 67.6% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended December 31, 1996 ($3,671 million). With respect to Rule 53(a)(1), however, the Commission has determined that Southern's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, Holding Company Act Release Nos. 26501 and 26646, dated April 1, 1996 and January 15, 1997, respectively.
               In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of Operating Company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.
               Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Southern has an ownership interest upon the Southern holding company system were considered, there is no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing (viz. approval for certain financing transactions by Gulf) would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Southern's EWGs and FUCOs, have a material adverse effect on the financial integrity of the Southern system, or an adverse impact on Southern's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers."

Item 6.        Exhibits and Financial Statements.

               (a)    Exhibits.

                      D-2 - Copy of order of Florida Public Service Commission.




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                                    SIGNATURE

               Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:         April 30, 1997                GULF POWER COMPANY



                                             By:  /s/Wayne Boston
                                                     Wayne Boston
                                                 Assistant Secretary